Exhibit 4.10

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Starco Brands, Inc. (the “Company,” “STCB,” “we,” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): the Company’s Class A common stock, par value $0.001 per share (“Class A Common Stock”).

The following description of the terms of our Class A Common Stock is only a summary. This description is subject to, and qualified in its entirety by our Amended and Restated Articles of Incorporation (the “Articles of Incorporation”), our Amended and Restated Bylaws (the “Bylaws”), and applicable provisions of Nevada law. We encourage you to read our Articles of Incorporation and Bylaws, each of which is incorporated by reference as an exhibit to our Annual Report on Form 10-K, of which this Exhibit 4.10 is a part, and the applicable provisions of Nevada law for additional information.

Under the Articles of Incorporation, the Company is authorized to issue 2,230,000,000 shares of capital stock, consisting of (1) 1,700,000,000 shares of Class A Common Stock, (2) 300,000,000 shares of Class B Common Stock, par value $0.01 per share, and (3) 230,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”). Our board of directors may establish the rights and preferences of the preferred stock from time to time.

DESCRIPTION OF CAPITAL STOCK

Class A and Class B Common Stock

Voting Rights

Holders of shares of our Class A Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of shares of our Class B Common Stock are entitled to a number of votes for each share held of record on all matter submitted to a vote of stockholders equal to the number of shares of Class A Common Stock into which the shares of Class B Common Stock held by such holder are convertible as of the record date multiplied by five. The holders of our common stock vote to elect our directors by a plurality of the votes cast. On all other matters other than those specified in our Articles of Incorporation and Bylaws, the affirmative vote of a majority in voting power of shares present at a meeting of the holders of our common stock is required.

Dividend Rights

Holders of shares of our common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. If the Company declares a dividend for Class A Common Stock or Preferred Stock, the Company shall simultaneously declare a dividend of equal amount for Class B Common Stock as if the shares had been converted to Class A Common Stock.

Liquidation Rights

Upon our dissolution, liquidation or winding up of the Company, the holders of shares of our Class A Common Stock, Class B Common Stock, or Preferred Stock will be entitled to receive our remaining assets available for distribution as if all shares had converted to Class A Common Stock immediately prior to such dissolution, liquidation or winding up. Holders of shares of our Class A Common Stock do not have preemptive, subscription or conversion rights. However, holders of shares of our Class B Common Stock have the right to convert each share of their Class B Common Stock into one share of Class A Common Stock at any time and without any additional consideration.

Preferred Stock

Our Articles of Incorporation authorize our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by OTC Markets Group (“OTC”), the authorized shares of preferred stock will be available for issuance without further action by our stockholders. Our board of directors has discretion to determine, with respect to any series of preferred stock, the terms and rights of that series, including, without limitation:

1) the designation of the series and number of shares in the series;

2) whether such shares are subject to redemption and at what time or times and price or prices;

3) whether such shares are entitled to the benefit of a retirement or sinking fund for the redemption of such shares on what terms and in what amounts;

4) whether such shares are entitled to receive dividends and at what rates, conditions, times, and preferences;

5) whether such shares are entitled to any rights upon liquidation, dissolution, or winding up;

6) whether such shares are convertible into shares of any other class;

7) whether such shares are entitled to any benefit on the creation of any indebtedness; and

8) any other preferences, powers, qualifications, rights or privileges, including voting rights, of such series.

Registration Rights Agreements and Voting Rights Agreements

Certain holders possess registration rights pursuant to the terms of (1) the registration rights agreement, dated as of September 12, 2022, (2) the registration rights agreement, dated as of December 29, 2022, and (3) the registration rights agreement, dated February 15, 2023, as amended by the amendment to the registration rights agreement, dated as of February 15, 2023, in each case by and among the Company and the investors listed therein. The terms of such agreements are described below, though the below is intended as a summary only and is qualified in its entirety by reference to the respective agreements. The holders under each registration rights agreement acquired unregistered shares of the Company pursuant to certain merger agreements, and the Company granted to such holders the rights to have such shares registered for resale to the public.

Additionally, in accordance with each registration rights agreements, the Company, Ross Sklar, and the shareholders party thereto entered into voting agreements, pursuant to which the shareholders agrees for their shares to be voted or consent given in the same manner as Ross Sklar. Such voting agreements are subject to certain exceptions listed therein and terminate on the date that the shares of such shareholders are listed on either the Nasdaq Stock Market or the New York Stock Exchange, unless terminated earlier (1) on mutual agreement of the parties, (2) if Ross Sklar is no longer Chief Executive Officer of the Company, (3) if Ross Sklar is no longer a member of the Board of Directors of the Company, or (4) automatically in the event of a bankruptcy that is not dismissed within 60 days of commencement thereof.

The foregoing description of the registration rights agreements and the voting rights agreement is intended as a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of each agreement.

Anti-Takeover Effects of Our Articles of Incorporation and Bylaws and Certain Provisions of Nevada Law

Provisions of the Nevada Revised Statutes, and our articles of incorporation and bylaws, as amended, could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, would be expected to discourage certain types of takeover practices and takeover bids our Board may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us will outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Business Combination

The Company has elected not to be governed by the provisions of Section 78.411 through Section 78.444, inclusive, of the NRS, relating to combinations with interested stockholders. In general, these statutes prohibit a publicly held Nevada corporation with 200 or more stockholders of record from engaging in any business combination with any interested stockholder for a period of two years following the date that the stockholder became an interested stockholder. This two-year moratorium can be lifted only by advance approval of the combination or the transaction by which such person first becomes an interested stockholder by the Company’s board of directors before such person becomes an interested stockholder or unless the combination is approved by the board and 60% of the Company’s voting power not beneficially owned by the interested stockholder, its affiliates and associates. Additionally, after the two-year period, a combination remains prohibited unless (i) the combination or the transaction by which such person first becomes an interested stockholder is approved by the board of directors before such person becomes an interested stockholder; (ii) the combination is approved by a majority of the outstanding voting power not beneficially owned by the interested stockholder and its affiliates and associates; or (iii) the consideration to be received by the disinterested stockholders satisfies certain fair value requirements. However, these statutes do not apply to any combination of a corporation and an interested stockholder after the expiration of four years after the person first became an interested stockholder.

Section 78.416 of the NRS defines business “combination” to include:

●	any merger or consolidation involving the corporation and the interested stockholder;
●	any sale, transfer, pledge or other disposition involving the interested stockholder of 5% or more of the assets of the corporation;
●	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
●	any plan or proposal for the liquidation or dissolution of the corporation under any agreement, arrangement with the interested stockholder;
●	subject to exceptions, any transaction involving the corporation that increases the proportionate share of the stock of the corporation which is owned by the interested stockholder; or
●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Section 78.423 of the NRS defines an interested stockholder as any person beneficially owning 10% or more of the outstanding voting stock of the corporation and or person affiliated with or controlling or controlled by that person.

Acquisition of Controlling Interests

The Company has elected not to be governed by the provisions of Section 78.378 through Section 78.3793, inclusive, of the Nevada Revised Statutes. Sections 78.378 to 78.3793 of the Nevada Revised Statutes provides that an “acquiring person” shall only obtain voting rights in the “control shares” purchased by such person to the extent approved by the other stockholders at a meeting, therefore the Company’s election not to be governed by such sections restricts the ability of controlling shareholders to vote their shares under certain circumstances and any and all successor statutes.

Limitations on Liability and Indemnification of Officers and Directors

Our Articles of Incorporation provide that, to the fullest extent permitted under the by the Nevada Revised Statutes, no director of the Company shall be personally liable to the Company or its stockholders for any acts or omissions as a director, and we must generally indemnify and advance expenses to our directors and officers to the fullest extent authorized by the Nevada Revised Statutes. We have also entered into indemnification agreements with each of our directors and executive officers, which agreements require us to indemnify these individuals to the fullest extent permitted under Nevada law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification, and advancement provisions in our Articles of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors or officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, our stockholders may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare, Inc.

Listing

Our common stock is listed on OTC under the symbol “STCB.”